To: Securities and Exchange Commission

VIA EDGAR

March 9, 2011

Re: Golden Fork Corporation

Registration Statement on Form S-1

Filed December 1, 2010

File No. 333-169152

Mr. Webb:

We have filed on EDGAR Amendment No. 4 to our Form S-1. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Description of the Business, Page 13

Our Strategy, page 13

1.      We note your response to our prior comment 13 that you deleted the statement regarding your estimate of your dry stock, food and beverage expenses on page 14. However, it appears that you did not delete this statement. Please revise.

Response: We deleted the following sentence:” We estimate that our dry stock, food and beverage expenses would be from $1,000 to $2,000.” as this estimate would not be completely correct since these expenses will depend on the size and quantity of events that we would cater.

Executive compensation, page 18

2.      We note your disclosure on page 18 in your summary compensation table that you awarded Ms. Heyer $100,000 as a stock award. Please reconcile this disclosure with your disclosure on page 19 that you have 2,000,000 shares of common stock outstanding and that these were issued as founder’s shares to Ms. Heyer in December 2009.

Response: The Company had previously added Ms. Heyer’s founder shares as compensation in 2009. In order to be conservative, the Company for the purposes of the compensation table, added the 2,000,000 shares at the registration price of $0.05 per share. We agree that this amount does not reflect the actual value of the shares at the time of issuance and have instead included these shares at par value. We have corrected the Summary Compensation Table on page 18 as follows:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	NonEquity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Alida Heyer President Secretary Treasurer Director	2009	0	0	20	0	0	0	0	20
	2010	0	0	0	0	0	0	3000	3000

Other

22. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response: Our financial statements has been updated to comply with Rule 8-08 of Regulation S-X and reflect our last quarter ended February 28, 2011

23. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Response: We have provided a currently dated consent from our independent public accountant.

Yours truly,

Golden Fork Corporation

By: /s/ Alida Heyer

Alida Heyer

President